Exhibit 99.1

AMENDMENT NO. 3
TO THE
STOCKHOLDERS RIGHTS AGREEMENT
This Amendment No. 3 to the Stockholders Rights Agreement (this "Amendment No. 3") is made and entered into as of August 28, 2017, by and between DryShips Inc., a Marshall Islands corporation (the "Company"), and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").
WHEREAS, the Company and the Rights Agent entered into that certain Stockholders Rights Agreement, dated January 18, 2008, as amended by Amendment No. 1 to the Stockholders Rights Agreement, dated as of July 9, 2009 and Amendment No. 2 to the Stockholders Rights Agreement, dated as of April 21, 2010 (the "Rights Agreement").
WHEREAS, the parties hereto desire to further amend the Rights Agreement on the terms and conditions contained herein.
NOW THEREFORE, in consideration of the premises and the mutual agreements set forth herein, the parties hereby agree as follows:
1.          Certain Definitions.
The definition of "Acquiring Person" shall hereby be amended and restated in its entirety to read as follows:

"Acquiring Person" shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding, but shall not include the Company, any Subsidiary of the Company or any employee benefit plan of the Company or of any Subsidiary of the Company, any entity holding shares of Common Stock for or pursuant to the terms of any such plan, or Mr. George Economou, the Company's Chairman and Chief Executive Officer, or any entity under the common control or affiliated with Mr. Economou or any Subsidiary of any entity under the common control or affiliated with Mr. Economou. Notwithstanding the foregoing, no Person shall be deemed to be an Acquiring Person as the result of an acquisition of shares of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 15% or more of the shares of Common Stock of the Company then outstanding; provided, however, that a Person who (i) becomes the Beneficial Owner of 15% or more of the shares of Common Stock of the Company then outstanding by reason of share purchases by the Company and (ii) then after such share purchases by the Company, becomes the Beneficial Owner of any additional shares of Common Stock of the Company (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding shares of Common Stock in shares of Common Stock or pursuant to a split or subdivision of the outstanding shares of Common Stock), such Person shall be deemed to be an Acquiring Person unless upon becoming the Beneficial Owner of such additional shares of Common Stock of the Company such Person does not beneficially own 15% or more of the shares of Common Stock of the Company then outstanding.  Notwithstanding the foregoing: (i) if the Board determines in good faith that a Person who would otherwise be an "Acquiring Person," as defined herein, has become such inadvertently (including, without limitation, because (A) such Person was unaware that it beneficially owned a percentage of the shares of Common Stock that would otherwise cause such Person to be an "Acquiring Person," as defined herein, or (B) such Person was aware of the extent of the shares of Common Stock it beneficially owned but had no actual knowledge of the consequences of such beneficial ownership under this Agreement) and without any intention of changing or influencing control of the Company, and if such Person divested or divests as promptly as practicable a sufficient number of shares of Common Stock so that such Person would no longer be an "Acquiring Person," as defined herein, then such Person shall not be deemed to be or to have become an "Acquiring Person" for any purposes of this Agreement; (ii) if, as of the date hereof, any Person is the Beneficial Owner of 15% or more of the shares of Common Stock outstanding, such Person shall not be or become an "Acquiring Person," as defined herein, unless and until such time as such Person shall become the Beneficial Owner of additional shares of Common Stock in an amount equal to 5% of the Company's outstanding common stock other than pursuant to a grant under a Company equity incentive plan, a dividend or distribution paid or made by the Company on the outstanding shares of Common Stock in shares of Common Stock or pursuant to a split or subdivision of the outstanding shares of Common Stock, unless, upon becoming the Beneficial Owner of such additional shares of Common Stock, such Person is not then the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding; (iii) no Person shall be deemed an "Acquiring Person" by virtue of (a) acquiring from the Company any shares of Series A Convertible Preferred Stock, par value $0.01 per share, of the Company (the "Convertible Preferred Stock") or (b) the conversion of any such shares of Convertible Preferred Stock as were acquired from the Company, unless, following such acquisition or conversion, such Person acquires either (x) any additional shares of Common Stock or (y) any additional shares of Convertible Preferred Stock, in each case other than pursuant to a grant under a Company equity incentive plan, a dividend or distribution paid or made by the Company on the outstanding shares of Common Stock in shares of Common Stock or pursuant to a split or subdivision of the outstanding shares of Common Stock, unless, upon becoming the Beneficial Owner of such additional shares of Common Stock or Convertible Preferred Stock, such Person is not then the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding; and (iv) if the Board determines in good faith that a Person who would otherwise be an "Acquiring Person," as defined herein, has become an Acquiring Person solely as a result of such Person acting (a) as a broker, dealer, distributor, initial purchaser or underwriter of securities of the Company or as a market-maker with respect to securities of the Company or (b) in connection with share lending agreements or similar agreements between the Company or any of the Company's Affiliates and such Person or any of such Person's Affiliates or Associates, then such Person shall not be deemed to be or to have become an Acquiring Person for any purposes of this Agreement unless and until such time as such Person shall become an Acquiring Person by the acquisition of additional shares of Common Stock through means other than as described above in clause (iv)(a) or (iv)(b) of this sentence and other than pursuant to a dividend or distribution paid or made by the Company on the outstanding shares of Common Stock in shares of Common Stock or pursuant to a split or subdivision of the outstanding shares of Common Stock.
2.          No Further Amendments.  All other provisions of the Rights Agreement shall remain in full force and effect.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Amendment No. 3 as of the date first written above.

DRYSHIPS INC.

By: /s/ Dimitris Dreliozis
Name: Dimitris Dreliozis
 Title:   Vice President of Finance

AMERICAN STOCK TRANSFER & TRUST COMPANY

By: /s/ Michael A. Nespoli
Name: Michael A. Nespoli
 Title:   Executive Director Relationship Manager

[Signature Page to Amendment No. 3 to Stockholders Rights Agreement]